Q32006

Rolling Thunder Exploration Ltd. (Formerly San Telmo Energy Ltd.) Quarterly Report for the three and five month periods ended September 30, 2006

President’s Message

The third quarter ended September 30, 2006 was a very positive one for Rolling Thunder Exploration Ltd. (“Rolling Thunder” or the “Corporation”). Average sales production increased to 596 boe/d, primarily as a result of the completion of the Teepee Creek battery in September. September sales averaged 1,142 boe/d. October sales are forecasted to average 1,283 boe/d. Current field capacity is about 1,500 boe/d. As the new oil well production period (“NOWPP”) on the Teepee Creek wells run out and allowables take over, these rates will decrease, but the Corporation still expects to average over 1,000 boe/d for the fourth quarter of 2006. The Corporation has applied for good production practice (“GPP”) for the Teepee Creek wells and if successful, Rolling Thunder can regain these higher rates.

The third quarter has also been active on the drilling front, with the drilling of two wells at Teepee Creek and one well at McLeod. At Teepee Creek, we have extended the Doig oil trend to the southeast with the 14-35 well (100% WI) and to the northwest with the 08-16 well (60% WI). Both wells are being completed and will be tied in to the Teepee Creek facility. The McLeod 06-08 well (70% WI) encountered about4.5 meters of reservoir in the Gething formation. On clean-up after fracturing, the 06-08 well flowed over a 36 hour period with a final gas rate of 4.3 Mmcf/d at a flowing tubing pressure of 950 psi. Rolling Thunder has at least two additional wells to drill in the McLeod area.

An updated reserve report as of September 30, 2006 by AJM Petroleum Consultants gave Rolling Thunder a Proved plus Probable reserve value (@10%) of $60.3 MM. This is an increase of 29% over the April 30, 2006 year-end report. The updated report does not fully include the new wells at Teepee Creek or McLeod.

Rolling Thunder continues to expand its drilling portfolio, and currently has an inventory in excess of 20 locations. We are anticipating continued growth for the fourth quarter and a very positive 2007.

On behalf of Management and the Board,

Consolidated Balance Sheets

(in Canadian $)

(Unaudited)	September 30, 2006	April 30, 2006
ASSETS
Current assets
Cash and cash equivalents (Note 3)	1,499,010	11,041
Accounts receivable and accrued receivables	3,707,424	1,407,030
Prepaid expenses and deposits	589,587	570,742
	5,796,021	1,988,813
Property, plant and equipment (Note 4)	21,425,025	13,236,246
	27,221,046	15,225,059
LIABILITIES
Current liabilities
Bank indebtedness (Note 5)	2,703,006	1,128,562
Accounts payable and accrued liabilities	4,099,680	3,281,189
	6,802,686	4,409,751
Future income taxes (Note 6)	580,500	702,800
Asset retirement obligations (Note 7)	582,069	385,441
	7,965,255	5,497,992
SHAREHOLDERS’EQUITY
Share capital (Note 8)	18,293,246	13,785,702
Contributed surplus (Note 9)	962,545	3,423,330
Retained earnings (deficit) (Note 10)	-	(7,481,965)
	19,255,791	9,727,067
	27,221,046	15,225,059

Commitments (Note 14)

Subsequent events (Note 15)

See accompanying notes to the interim consolidated financial statements.

Approved by the Board of Directors:

Keith Macdonald

Raymond Smith

Chairman & Director

Director

Consolidated Statements of Operations and Retained Earnings (Deficit)

(in Canadian $) (Unaudited)	Three months ended September 30 2006	Three months ended October 31 2005	Five months ended September 30 2006	Six months ended October 31 2005
REVENUE
Oil and natural gas	2,898,807	2,895,905	3,706,205	5,233,643
Royalties	(756,898)	(752,796)	(879,912)	(1,303,286)
Other (Note 11)	184,817	–	234,165
	2,326,726	2,143,109	3,060,458	3,930,357
EXPENSES
Operating	358,604	314,184	529,249	626,510
Transportation	111,754	90,244	160,682	207,927
General and administrative	475,357	306,819	681,699	632,873
Short-term interest		30,942	25,313	59,067
Stock-based compensation (Note 8)	500,306	194,750	1,100,506	622,000
Depletion, depreciation and accretion	840,666	529,615	1,287,290	1,037,077
	2,286,687	1,466,554	3,784,739	3,185,454
Income (loss) before income taxes	40,039	676,555	(724,281)	744,903
Future income tax (expense) recovery (Note 6)	(170,900)	–	(114,749)
Net income (loss)	(130,861)	676,555	(839,030)	744,903
Deficit, beginning of period	(8,190,134)	(7,502,467)	(7,481,965)	(7,570,815)
Elimination of deficit (Note 10)	8,320,995		8,320,995
Retained earnings (deficit), end of period	–	(6,825,912)	–	(6,825,912)
Net income (loss) per share (Note 12)
Basic	(0.003)	0.030	(0.022)	0.033
Diluted	(0.003)	0.030	(0.022)	0.033

See accompanying notes to the interim consolidated financial statements.

Consolidated Statements of Cash Flows

(in Canadian $)

(Unaudited)	Three months ended September 30 2006	Three months ended October 31 2005	Five months ended September 30 2006	Six months ended October 31 2005
CASH PROVIDED BY (USED IN):
Operating activities
Net (loss) income	(130,861)	676,555	(839,030)	744,903
Items not involving cash:
Depletion, depreciation and accretion	840,666	529,615	1,287,290	1,037,077
Stock-based compensation	500,306	194,750	1,100,506	622,000
Future income tax expense (recovery)	170,900	–	114,749	–
	1,381,011	1,400,920	1,663,515	2,403,980
Change in non-cash working capital	(1,283,773)	(37,654)	(2,000,208)	568,009
	97,238	1,363,266	(336,693)	2,971,989
Financing activities
Increase in bank indebtedness	2,442,085	200,000	1,574,444	375,894
Issue of Class A common shares (Note 8)	–	– 9,500,181		–
Share issue costs (Note 8)	–	–	(705,082)	–
Cash received on exercise of stock options and warrants (Note 8)	45,500	–	235,100	–
Change in non-cash working capital	(5,000)	–	(14,197)	(14,815)
	2,482,585	200,000	10,590,446	361,079
Investing activities
Expenditures on property, plant and equipment	(4,656,502)	(1,642,137)	(9,279,441)	(2,652,890)
Change in non-cash working capital	(769,581)	(1,292)	513,657	259,835
	(5,426,083)	(1,643,429)	(8,765,784)	(2,393,055)
Increase(decrease)in cash	(2,846,260)	(80,163)	1,487,969	940,013
Cash and cash equivalents, beginning of period	4,345,270	1,078,650	11,041	58,474
Cash and cash equivalents, end of period	1,499,010	998,487	1,499,010	998,487
Supplemental cash flow information:
Interest paid	–	31,240	4,512	59,067
Interest received	30,803	–	68,962	–

See accompanying notes to the interim consolidated financial statements.

Notes to the Interim Consolidated Financial Statements

For the three months ended September30, 2006 and October31, 2005and the five and six months ended September30, 2006 and October31, 2005, respectively. (Unaudited) (in Canadian $)

Note 1

NATURE OF BUSINESS

On January 12, 2006 Rolling Thunder Exploration Ltd. (“ROL”) completed an amalgamation with San Telmo Energy Ltd. (“STU”), a public junior oil and gas exploration company. STU was deemed the acquiring entity in the transaction. The amalgamated entity is a continuation of STU and continues operations under the name of Rolling Thunder Exploration Ltd. (“Rolling Thunder” or the “Corporation”). The Corporation’s Class A and Class B common shares are trading on the TSX Venture Exchange (“TSX-V” ). In addition, the Class A common shares are also quoted in the U.S. The Corporation is engaged in the acquisition, exploration, development and production of petroleum and natural gas reserves in western Canada.

In May 2006,the Corporation changed its fiscal year-end from April30to December31. As a result of this change, the Corporation has presented financial information for the three and five month periods ended September 30, 2006 with the three month and six month periods ended October 31, 2005 as the comparative periods.

Note 2

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Rolling Thunder have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended April 30, 2006. The following disclosure is incremental to the disclosure included in the annual financial statements. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Corporation’s annual report for the year ended April 30, 2006.

On January 12, 2006 the Corporation dissolved its wholly-owned subsidiary, San Telmo Energy Inc. Prior to the dissolution the consolidated financial statements included the accounts of San Telmo Energy Ltd. and its wholly-owned subsidiary. All inter-entity transactions have been eliminated. Certain comparative figures have been reclassified to conform with current period presentation.

Note 3

CASH AND CASH EQUIVALENTS

	September 30 2006	April 30, 2006
Cash on hand and with banks	-	11,041
Short-term investments	1,499,010	-
	1,499,010	11,041

Note 4

PROPERTY, PLANT AND EQUIPMENT September 30, 2006
	Cost	Accumulated depletion and depreciation	Net book value
Petroleum and natural gas properties and equipment Office equipment and leasehold improvements	28,340,249 71,151	6,965,870 20,505	21,374,379 50,646
	28,411,400	6,986,375	21,425,025
April 30, 2006
	Cost	Accumulated depletion and depreciation	Net book value
Petroleum and natural gas properties and equipment Office equipment and leasehold improvements	18,880,842 64,859	5,697,393 12,062	13,183,449 52,797
	18,945,701	5,709,455	13,236,246

At September 30, 2006, the cost of unproved properties of $2,360,911 (October 31, 2005 – $1,063,204) and salvage values of approximately $900,000 (October 31, 2005 – $230,000) were excluded from petroleum and natural gas properties and equipment for the purposes of calculating depletion. Future development costs totaling $5,489,200 (October 31, 2005 – $1,975,400) were included in the calculation of depletion.

Note 5

BANK INDEBTEDNESS

	September 30 2006	April 30, 2006
Cheques issued in excess of funds on hand	2,703,006	178,562
Revolving operating demand bank loan	-	950,000
	2,703,006	1,128,562

On September 20, 2006, the Corporation increased its revolving operating demand bank loan limit to a maximum of $10,000,000 from $7,000,000. The loan bears interest at the lender’s prime rate plus 0.25% per annum with interest only payments paid monthly. The Corporation has a non-revolving acquisition/ development demand loan of up to $3,000,000 repayable monthly over the half-life of the reserves being financed, including interest at the lender’s prime rate plus 0.50%. As at September 30, 2006 the revolving operating demand bank loan and non-revolving acquisition/development demand loan were unutilized. As at April 30, 2006 the non-revolving acquisition/development demand loan was unutilized.

These facilities are secured by a General Security Agreement and by a $20,000,000 debenture with a floating charge over all assets of the Corporation with a negative pledge and undertaking to provide fixed charges on the Corporation’s major producing properties at the request of the bank. Additional security includes the assignment/endorsement by the Corporation of all risk insurance, revenues and monies under material contracts, if applicable.

At September 30, 2006, the Corporation had outstanding an irrevocable standby letter of credit to an industry partner in the amount of $830,974. On November 1, 2006 the letter of credit expired and was not renewed by the Corporation.

Note 6

INCOME TAXES

The income tax provision is calculated by applying Canadian federal and provincial statutory tax rate to pretax income (loss) with adjustments as set out in the following table:

	Three months ended September 30, 2006	Six month ended September 30, 2006
Income (loss) before income taxes Statutory combined federal and provincial tax rate	40,039 34.62%	(724,281) 34.62%
Computed income tax provision	13,861	(250,746)
Increase (decrease) in income taxes resulting from:
Provincial royalties and other levies	44,862	49,201
Resource allowance	(51,850)	(59,335)
Stock-based compensation	173,206	380,995
Other	(9,179)	(5,366)
Income tax expense (recovery)	170,900	114,749

The components of the net future income tax liability at September 30, 2006 and April 30, 2006 were as follows:

	September 30 2006	April 30 2006
Future income tax assets:
Non-capital loss carry-forwards	1,101,700	1,408,000
Asset retirement obligations	195,700	129,600
Share issue costs	452,500	262,300
Amalgamation costs	60,300	62,100
	1,810,200	1,862,000
Future income tax liabilities:
Carrying amount of property, plant and equipment in excess of tax bases	(2,390,700)	(2,564,800)
Net future income tax liability	(580,500)	(702,800)

Note 7

ASSET RETIREMENT OBLIGATIONS

The following table summarizes changes in asset retirement obligations for the period:

	September 30 2006	April 30 2006
Asset retirement obligations, beginning of period	385,441	172,662
Changes in liabilities during the year related to:
Acquisitions	–	42,200
Additions	186,258	166,189
Accretion expense	10,370	4,390
Asset retirement obligations, end of period	582,069	385,441

The undiscounted amount of the estimated future cash flows required to settle the obligations as at September 30, 2006 was $855,556 (April 30, 2006 – $489,176). These obligations will be settled at the end of the useful lives of the underlying assets, which is estimated to be incurred between 2006 and 2016. The majority of these costs will be incurred between 2011 and 2016. The estimated future cash flows have been calculated using an inflation rate of 2.00% and discounted at a weighted average credit-adjusted risk-free rate of 8.26% (April 30, 2006 – 8.0%).

Note 8

SHARE CAPITAL

(a) Issued and Outstanding
Class A shares issued and outstanding	Number	Amount
Common share balance, April 30, 2005	44,768,502	10,414,878
Conversion of common shares to preferred shares	(8,333,333)	(5,000,000)
	36,435,169	5,414,878
Exchange of one Class A common share for two common shares of STU 1	(18,217,599)	-
	18,217,570	5,414,878
Issued on acquisition of ROL	10,820,000	11,552,842
Issued for cash on exercise of warrants	160,000	262,400
Shares cancelled on amalgamation	(346,450)	(198,585)
Amalgamation costs	–	(323,117)
Tax effect of amalgamation costs	–	94,984
Tax effect of flow-through shares issued in 2005	–	(3,025,800)
Class A common share balance, April 30, 2006	28,851,120	13,777,602
Issued pursuant to private placement	4,976,951	9,500,181
Share issue costs	–	(705,082)
Tax effect of share issue costs	–	237,049
Issued for cash on exercise of warrants	15,000	24,600
Issued for cash on exercise of options	340,000	210,500
Transfer of contributed surplus on exercise of options	–	13,291
Reduction of deficit (see Note 10)	–	(4,772,995)
Class A common share balance, September 30, 2006	34,183,071	18,285,146

1     14 Class A common shares were retired upon amalgamation.

Class B common shares issued and outstanding	Number	Amount
Balance, April 30, 2005	-	-
Issued on acquisition of ROL	810,000	8,100
Balance, April 30, 2006 and September 30, 2006	810,000	8,100

Preferred shares issued and outstanding	Number	Amount
Balance, April 30, 2005	-	-
Issued on amalgamation	8,333,333	5,000,000
Repurchased and cancelled	(8,333,333)	(5,000,000)
Balance, April 30, 2006 and September 30, 2006	-	-
Total share capital, September 30, 2006		18,293,246

On May 18, 2006, the Corporation closed a private placement of 1,497,000 Class A common shares at a price of $1.67 per Class A common share; 1,098,951 Class A common shares issued on a flow-through basis eligible for renunciation of Canadian Development Expenses (the “CDE Flow-Through Shares”) at a price of $1.82 per CDE Flow-Through Share; and 2,381,000 Class A Shares issued on a flow-through basis eligible for renunciation of Canadian Exploration Expenses (the “CEE Flow-Through Shares”) at a price of $2.10 per CEE Flow-Through Share, for total gross proceeds of $9,500,181. The Corporation has $2,000,091 of CDE qualifying expenditures to incur before December31, 2006 and $5,000,100 of CEE qualifying expenditures to incur before December 31, 2007, which will be renounced to the CDE and CEE flow-through share subscribers, respectively, effective December 31, 2006. Total costs related to the private placement were $705,082. A future income tax benefit of $237,049 was recognized as a decrease to future income tax liability and a corresponding increase to share capital.

(b)

Shares in Escrow

At June 30, 2005, 4,000,000 Class A common shares were held in escrow pursuant to the requirements of National Policy 46-201 “Escrow for Initial Public Offerings”. Ten percent of these shares were released from escrow July 8, 2005, 15% were released on January 8, 2006 and 15% were released on July 8, 2006. At September 30, 2006, a total of 2,400,000 Class A common shares remained in escrow. These shares will be released in 15% tranches during consecutive six month intervals, the last release scheduled for July 8, 2008.

(c)

Stock Options

Class A common share stock options	Options Outstanding
	Number of options	Weighted average exercise price
Stock options outstanding, April 30, 2006	3,040,000	1.26
Granted	2,035,000	1.57
Exercised	(340,000)	(0.62)
Expired	(1,530,000)	(1.69)
Stock options outstanding, September 30, 2006	3,195,000	1.32
Exercisable, September 30, 2006	1,593,333	1.22

A summary of the outstanding stock options as at September 30, 2006 is as follows:

		Options Outstanding	Options Exercisable
	Number outstanding at September 30 2006	Weighted average remaining contractual life (years)	Number exercisable at September 30 2006
$0.75	115,000	4.50	–
$1.00	1,185,000	2.29	955,000
$1.05	20,000	3.83	13,333
$1.32	275,000	4.75	91,667
$1.51	655,000	4.92	218,333
$1.67	945,000	4.58	315,000
$0.75-$1.67	3,195,000	3.79	1,593,333

Stock-based compensation

The fair value of each option granted was estimated on the date of grant using the Black-Scholes Option Pricing Model to calculate stock-based compensation expense for the options granted during the five month period ended September 30, 2006. The following weighted average assumptions were used for grants in the five month period ended September 30, 2006: zero dividend yield; expected volatility of 108%, risk-free interest rate of 4.26%; and an expected life of five years. The weighted average fair value of options granted during the five month period ended September 30, 2006 was $1.25.

The Corporation recognized stock-based compensation expense of $500,306 and $1,100,506 for the three and five month periods ended September 30, 2006, respectively (three months and six months ended October 31, 2005 – $194,750 and $622,000, respectively) which decreased net income/increased net loss by$500,306 and $1,100,506, respectively, for the three and five month periods ended September 30, 2006 (three and six months ended October 31, 2005 – $194,750 and $622,000, respectively) with a corresponding charge to contributed surplus.

Note 8 SHARE CAPITAL (continued)

(d)

Share Purchase Warrants

Class A common share purchase warrants	Warrants Outstanding
	Number of warrants	Weighted average exercise price
Warrants outstanding, April 30, 2006	650,000	1.64
Exercised	(15,000)	(1.64)
Expired	(635,000)	(1.64)
Warrants outstanding, September 30, 2006	-	-

Each warrant entitles the holder thereof the right to acquire one Class A common share for each warrant held.

Note 9

CONTRIBUTED SURPLUS	September 30 2006	April 30 2006
Contributed surplus balance, beginning of period	3,423,330	2,536,500
Stock-based compensation	1,100,506	1,103,985
Transferred to share capital on exercise of options	(13,291)	–
Cancellation of Class A common shares	–	(217,155)
Reduction of deficit (see Note 10)	(3,548,000)	–
Contributed surplus, end of period	962,545	3,423,330

Note 10

RETAINED EARNINGS (DEFICIT)

On September 21, 2006, the shareholders of the Corporation approved a reduction in the deficit of the Corporation to a maximum of $9,500,000. At September 30, 2006, the Corporation reduced the deficit to $nil. The deficit account was credited in the amount of $8,320,995 with an offsetting charge in the amount of $3,548,000 to contributed surplus and $4,772,995 to the Class A share capital account. The amount charged to contributed surplus was equal to the contributed surplus credited to the account for pre-amalgamation stock-based compensation expense recognized by San Telmo Energy Ltd.

Note 11

OTHER REVENUE

Other revenue for the three and five month periods ended September 30, 2006 included a non-recurring refund of gross overriding royalties paid to industry partners in previous periods. The aggregate amount of the refunds was $152,776. This amount was recorded in the three and five month periods ended September 30, 2006.

Note 12

PER SHARE AMOUNTS

A reconciliation of net income (loss) per share is summarized as follows:

For the three month period ended September 30, 2006

	Net loss	Weighted average shares outstanding	Per share
Class A shares		34,172,318
Class A shares on deemed conversion of Class B shares		5,232,913
Basic and diluted – Class A	(130,861)	39,405,231	(0.003)

For the five month period ended September 30, 2006

	Net loss	Weighted average shares outstanding	Per share
Class A shares		33,589,619
Class A shares on deemed conversion of Class B shares		5,119,862
Basic and diluted – Class A	(839,030)	38,709,481	(0.022)

For the determination of the weighted number of Class A shares resulting from the deemed conversion of Class B shares outstanding for the three and five month periods ended September 30, 2006 a volume weighted average Class A share price of $1.55 and $1.58, respectively was applied in the calculation.

For the calculation of weighted average number of diluted shares outstanding for the three and five month periods ended September 30, 2006, 3,195,000 options were excluded as they were determined to be anti-dilutive.

For the three month period ended October 31, 2005

Weighted

average

shares

Netincome

outstanding

Per share

Basic and diluted

676,555 22,384,251

0.030

For the six month period ended October 31, 2005

Weighted

average

shares

Netincome

outstanding

Per share

Basic and diluted

744,903 22,384,251

0.033

For the calculation of weighted average number of diluted shares outstanding for the three and six month periods ended October 31, 2005, 1,850,000 options and 1,005,368 warrants (after the effect of the exchange of one Class A common share of the Corporation for two common shares of STU upon amalgamation) were excluded as they were determined to be anti-dilutive for each period.

Comparative October 31, 2005 weighted average shares outstanding and per share amounts have been retroactively adjusted to reflect the effect of the exchange of one Class A common share of the Corporation for two common shares of STU upon amalgamation.

Note 13

RELATED PARTY TRANSACTIONS

During the three and five month periods ended September 30, 2006, the Corporation paid $41,409 and $61,749, respectively, related to gross overriding royalties (“GOR”) to a private holding and geological services company that provided geological services to the Corporation, of which an officer of the Corporation is an officer and controlling shareholder. This private holding and geological services company has a 3.0% GOR on the Teepee Creek, Boundary Lake and Gold Creek properties, a 2.0% GOR on the McLeod and Gordondale properties and a 1% GOR on the Mahaska property.

During the three months and six months ended October 31, 2005, the Corporation paid directors’ fees of $22,500 and $45,000, respectively, to directors and/or companies controlled by directors of the Corporation. Management fees of $64,980 and $97,470, respectively, were paid to a director and officer of the Corporation. In addition for the period, rent of $3,600 and $7,200, respectively, was paid to a company controlled by a director of the Corporation.

These transactions were in the normal course of operations and have been valued at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Note 14

COMMITMENTS

The Corporation is committed to spend $9,000,000 by December 31, 2006 on expenditures that will qualify as Canadian Exploration Expense (“CEE”) for income tax purposes. As at September 30, 2006 the Corporation fulfilled this commitment and had incurred $9,000,000 of eligible expenditures.

Pursuant to the private placement on May 18, 2006 (see Note 8), Rolling Thunder is committed to spend an additional $5,000,100 by December31, 2007 on expenditures that will qualify as CEE and $2,000,091 by December 31, 2006 on expenditures that will qualify as Canadian Development Expenses (“CDE” ). To September 30, 2006, the Corporation incurred $1,788,555 and $783,263 of eligible CEE and CDE expenditures, respectively.

The Corporation entered into a sublease for office space for the term of August 1, 2005 to December 28, 2006. The estimated amount due under the sublease per year, including rent and estimated related operating expenses and taxes is $32,031.

On September 1, 2006, the Corporation entered into a sublease for office space for the term of January 1, 2007 to March 31, 2008 after which, the lease will be month to month until December 31, 2011. The estimated amount due under the sublease, including rent and estimated related operating expenses and taxes is $144,393.

Note 15

SUBSEQUENT EVENTS

(a)

Credit facilities

On November 21, 2006, the Corporation increased its revolving operating demand bank loan limit to a maximum of $13,000,000 from $10,000,000.

(b)

Farm-in commitment

On October 5, 2006, the Corporation entered into a Farm-in, Participation and Option Agreement with an industry participant whereby Rolling Thunder is committed to spud a test well on or before February 1, 2007. The total commitment is estimated to be $700,000.

Corporate Information

BOARD OF DIRECTORS

Peter Bolton [3]
President & CEO
Rolling Thunder Exploration Ltd.

Keith Macdonald [1 2 4 5]
President
Bamako Investment Management Ltd.

Raymond Smith [1 2 3 4]
Chairman
Cork Exploration Ltd.

John McKay [1 2 3 4]
Principal
McKay & Partners

1 Member of Audit Committee
2 Member of Compensation Committee
3 Member of Reserves & Environment Committee
4. Member of Corporate Governance and Nominating Committee
5 Chairman of the Board

STOCK EXCHANGE LISTING

TSX Venture Exchange
Trading Symbol
Class A – ROL.A
Class B – ROL.B

U.S. Markets
Quotation Symbol
Class A – RTHXF

EXECUTIVE OFFICES

Suite 1130, 144 - 4th Avenue SW
Calgary, Alberta, Canada
T2P 3N4
T: (403) 532-6220
F: (403) 262-0229

www.rollingthunderexploration.com

MANAGEMENT TEAM

Peter Bolton
President & CEO

Ken Ellison
VP Exploration & COO

Steven Farner
Manager of Geophysics

Andy Potter
VP Engineering

Kamelia Wong
CFO & Corporate Secretary

BANKERS

National Bank of Canada
Calgary, Alberta

AUDITORS (CANADA)

Hudson & Company LLP
Calgary, Alberta

AUDITORS (U.S.)

Whitley Penn
Fort Worth, Texas

SOLICITORS (CANADA)

Bennett Jones LLP
Calgary, Alberta

REGULATORY CONSULTANTS (U.S.)

A.B. Korelin & Associates
Mercer Island, Washington

REGISTRAR & TRANSFER AGENT

Olympia Trust Company
Calgary, Alberta

INDEPENDENT EVALUATORS

AJM Petroleum Consultants
Calgary, Alberta

TSX-V: ROL.A,

ROL.B

Rolling Thunder Exploration Ltd.

Suite 1130, 144 - 4th Avenue SW

Calgary, Alberta, Canada

T2P 3N4

T: 403.532.6220

F: 403.262.0229

www.rollingthunderexploration.com